Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76)747 81 39*
E-mail:			
Date:	12 September 2006	*No of sheets:*	*1*

Current report 49/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 12 September 2006 a contract was signed between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam for the purchase by KGHM Polska Miedź S.A. of 3000 tonnes of copper-bearing material during the period September-November 2006. The estimated value of the contract is USD 30 769.1 thousand (PLN 96 424.3 thousand). This amount was estimated based on the anticipated prices and the amount of recoverable metal in material, as well as on the National Bank of Poland exchange rate from 11 September 2006.
The total value of contracts entered into over the last 12 months between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam exceeded 10 % of the equity of the Company and amounts to PLN 599 626.8 thousand. The highest-value contract during this period was signed on 10 February 2006 and related to the purchase of copper-bearing materials valued at PLN 171 761.6 thousand.

The criteria used for describing the contract as significant is that the total estimated value of the contracts exceeds 10% of the equity of KGHM Polska Miedź S.A.

Legal basis: § 5 sec. 1 point 3 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

WICEPREZES ZARZĄDU
Ireneusz Reszczyński

WICEPREZES ZARZĄDU
Marek Fusiński

dlw 9/19

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	19 September 2006	*No of sheets:*	2

Current report 50/2006

SUPPL

The Management Board of KGHM Polska Miedź Spółka Akcyjna, with its registered head office in Lubin, and its address at ul. M. Skłodowskiej-Curie 48, entered on 29 June 2001 to the Companies Register of the National Court of Registrations by the Regional Court for Wrocław Fabryczna, Section IX (Economic) of the National Court of Registrations under the number KRS 0000023302, acting on the request of the Minister of the State Treasury representing the State Treasury as a shareholder, in accordance with art. 398, 399 and 400 § 1 of the Commercial Partnerships and Companies Code, as well as on § 22 sec. 3 and § 23 sec. 2 and 3 of the Company Statutes, hereby announces the convening of an Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A., which will take place on 24 October 2006, beginning at 12 PM at the head office of the Company in Lubin, at the address ul. M. Skłodowskiej-Curie 48 (in Wyżykowski Hall), with the following agenda:

1. Opening of the Extraordinary General Shareholders Meeting.
2. Election of the Chairman of the Extraordinary General Shareholders Meeting.
3. Verification of the legality of convening the Extraordinary General Shareholders Meeting and its authority to pass resolutions.
4. Acceptance of the Agenda.
5. Changes in the composition of the Supervisory Board.
6. Conclusion of the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A.

The Board of Management also wishes to announce that, in accordance with article 9 sec. 3 of the Act of 29 July 2005 on trading in financial instruments (Journal of Laws from 2005, Nr 183, item 1538 with subsequent amendments), participation in the General Shareholders Meeting is contingent upon the depositing of a registered deposit certificate no later than one week prior to the sitting of the General Shareholders Meeting, i.e. by 3.30 PM on 16 October 2006 to the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48, 59-301, Organisational Department, 2nd floor, Room 213, and its surrender until the conclusion of the General Shareholders Meeting.

The registered deposit certificate, which must be submitted to the Company prior to the General Shareholders Meeting, should include a statement declaring that it was issued for the purpose of depositing in the Company prior to the General Shareholders Meeting, and that from the moment of its issue the appropriate number of shares which it represents have been blocked on the securities account until the conclusion of the General Shareholders Meeting.
The list of shareholders entitled to participate in the General Shareholders Meeting will be available at the head office of the Company for a period of three (3) days prior to the General Shareholders Meeting.
Shareholders may participate in the General Shareholders Meeting and exercise their voting right either in person or through a proxy. The proxy document should be granted in writing, being otherwise subject to invalidity, with either the original or an authorised copy thereof being submitted to the Company, including an appropriate treasury payment stamp.
A proxy submitted by a foreign entity granted in a foreign language should be accompanied by a translation into Polish done by a sworn translator.
Neither members of the Management Board nor employees of the Company may be proxies at the General Shareholders Meeting.
Authorised copies of the proxy mentioned above should be certified by a notary. Please be informed that, in accordance with art. 421 § 3 of the Commercial Partnerships and Companies Code, both the proxy documents submitted by a shareholder and the notary certifications of the same are attached to the protocol and are not subject to return.
Representatives of domestic or foreign legal entities should present current, authorized copies from appropriate court or other registration documents, listing those persons entitled to represent said entities.
Persons not listed in the above-mentioned documents should present appropriate proxy authorization, signed by those persons listed in the authorized copies being entitled to represent the given entity.

Legal basis: §39, Sec. 1 point 1 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

WICEPREZES ZARZĄDU
Marek Fusiński

I WICEPREZES ZARZĄDU
Maksymilian Bylicki